Exhibit 99.2

Hafnia Limited Announces Financial Results For The Three and Nine Months Ended 30 September 2025

Singapore, 1 December 2025

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 120 vessels, today announced results for the three and nine months ended 30 September 2025.

The full report can be found in the Investor Relations section of Hafnia’s website: https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Third Quarter 2025

■	Recorded net profit of USD 91.5 million or USD 0.18 per share[1] compared to USD 215.6 million or USD 0.42 per share in Q3 2024.

■	Fee-based businesses generated earnings of USD 7.1 million compared to USD 7.8 million in Q3 2024.

■	Time Charter Equivalent (TCE)[3] earnings were USD 247.0 million compared to USD 361.6 million in Q3 2024, resulting in an average TCE[3] of USD 26,040 per day.

■	Adjusted EBITDA[3] of USD 150.5 million compared to USD 257.0 million in Q3 2024.

■	71% of total earning days of the fleet were covered for Q4 2025 at USD 25,610 per day as of 14 November 2025.

■	Net asset value (NAV)[4] was approximately USD 3.4 billion, or approximately USD 6.76 per share (NOK 67.55), at quarter end.

■	Hafnia will distribute a total of USD 73.2 million, or USD 0.1470 per share, in dividends, corresponding to a payout ratio of 80%.

Year-to-Date 30 September 2025

■	Recorded net profit of USD 230.0 million or USD 0.46 per share[1] as compared to USD 694.4 million or USD 1.36 per share in YTD 9M 2024.

■	Fee-based businesses generated earnings of USD 22.9 million[2] compared to USD 28.3 million in YTD 9M 2024.

■	Time Charter Equivalent (TCE)[3] earnings were USD 696.9 million compared to USD 1,157.7 million for YTD 9M 2024, resulting in an average TCE[3] of USD 24,493 per day.

■	Adjusted EBITDA[3] of USD 409.7 million compared to USD 861.1 million in YTD 9M 2024.

1 Based on weighted average number of shares as at 30 September 2025.
2 Excluding a one-off item amounting to USD 1.3 million in YTD 9M 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.
3 See Non-IFRS Measures Section below.
4 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Mikael Skov, CEO of Hafnia, commented:

The product tanker market was counter-cyclically firm throughout the third quarter, driven by continued growth in clean petroleum products exports, especially from the Middle East. This market strength carried in the fourth quarter, further supported by improved refining margins and the ongoing impact of sanctions, which are still causing inefficiencies and disruptions in trading routes.

I am pleased to announce that Hafnia delivered strong earnings for the quarter. In Q3, we achieved a net profit of USD 91.5 million, our strongest quarterly result so far in 2025, with our fee-based businesses generating USD 7.1 million. This quarter’s performance also reflects the impact of several vessels undergoing drydocking, resulting in approximately 740 off-hire days. This was around 230 days higher than expected, mainly due to dry dock delays and two vessels undergoing special cargo tank recoating during the quarter. While several vessels are scheduled for drydocking in the coming quarters, we expect off-hire days to decrease to around 440 in the fourth quarter.

At the end of the third quarter, our net asset value (NAV1) stood at approximately USD 3.4 billion, translating to an NAV per share of about USD 6.76 (~NOK 67.55). Our net Loan-to-Value (LTV) ratio improved from 24.1% in the second quarter to 20.5%, supported by strong operational cashflows. Approximately USD 100 million was used to repurchase vessels under sale-and-leaseback financings. In addition, vessel market values have also recorded a slight uptick compared to the previous quarter.

I am pleased to announce a payout ratio of 80% for the third quarter. We will distribute a total of USD 73.2 million or USD 0.1470 per share in dividends.

As part of our ongoing fleet renewal policy, we divested four older vessels during the period. In September, we sold the 2011-built MR vessel Hafnia Andromeda, followed by the sale of the 2012-built MR Hafnia Lupus in October, and both the 2010-built MR Hafnia Nordica and 2011-built MR Hafnia Taurus in November.

In September, we announced a preliminary agreement to acquire 14.45% of Torm shares from Oaktree. This was followed by a binding share purchase agreement, and we are now waiting for the appointment of a new independent board chair at TORM before we can complete the acquisition.

As winter approaches, seasonal demand is expected to strengthen the oil market, supporting higher earnings through increased tonne-mile activity and operational delays. The early part of the fourth quarter has been marked by significant geopolitical developments, including ongoing sanctions and regional conflicts that continue to alter global trade flows. Recent positive developments, such as the USA-China agreement to suspend special port fees for one year, and the ceasefire between Israel and Gaza, should help reduce market fragmentation and contribute to greater stability across trade routes.

On the supply side, the outlook for product tankers remains constructive. Fleet growth in Q3 was minimal despite ongoing newbuild deliveries, largely due to vessel sanctions and the transition of LR2s into dirty trading, which has tightened availability in the clean product segment. In addition, tonnage supply crossing over from the crude sector has decreased sharply into Q4, supported by a strong crude tanker market.

Overall, these dynamics point to a favourable environment for product tanker earnings through the rest of the year, with solid fundamentals likely to carry into early 2026.

As of 14 November 2025, 71% of our Q4 earning days are covered at an average of USD 25,610 per day, and 15% of the earning days for 2026 are covered at USD 24,506 per day.

As we approach the end of 2025, we remain encouraged by the continued strength of the product tanker market. Despite global uncertainty, I believe Hafnia is well-positioned for the future we and expect our operational cash flow breakeven in 2026 to be below USD 13,000/day. We will continue to exercise financial discipline and pursue opportunities that strengthen our competitive position.

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including two bareboat-chartered in and two time-chartered in), 60 MRs of which 12 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including two bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,805 million, of which USD 3,388 million relates to Hafnia’s 100% owned fleet, and USD 417 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 542 million2, the LR1 fleet had a broker value of USD 947 million2, the MR fleet had a broker value of USD 1,600 million3 and the Handy vessels had a broker value of USD 716 million4. The unencumbered vessels had a broker value of USD 782 million. The chartered-in fleet had a right-of-use asset book value of USD 20 million with a corresponding lease liability of USD 19 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture, three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and three MRs classified as assets held for sale
2 Including USD 290 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 127 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and three MRs classified as assets held for sale
4 Including IMO II Handy vessels

Market Review & Outlook

The product tanker market began the year with modest activity, but gained momentum in the third quarter, supported by increased trading volumes and strong refinery margins. This improvement was largely driven by higher export activity from the Middle East and Asia, with clean petroleum products (CPP) volumes on the water continuing to grow throughout the quarter. Daily loaded volumes also rose, indicating that the increase in oil-on-water was fuelled primarily by stronger export demand rather than longer voyage distances. Russian CPP exports declined in Q3 following Ukrainian drone attacks on several refineries, tightening Russian supply and stimulating increased trade activity in the Atlantic Basin. Replacement barrels for South America were sourced from the US Gulf Coast, adding tonne-miles to the unsanctioned fleet and pushing overall utilization.

Market Fundamentals

Underlying fundamentals remain strong. The ongoing closure of refineries in Europe and the United States is expected to support higher tonne-miles. Sanctions on Russian molecules and vessels trading with Russia will likely continue tightening effective supply through the remainder of 2025 and into 2026. Global oil demand also remains resilient, with the IEA forecasting an increase of 0.8 million barrels per day in 2025, to a total of 103.9 million barrels per day. On the supply side, stronger crude production and OPEC+ plans for increased output should support the product tanker market by driving higher refinery throughput.

Geopolitical Developments

Geopolitical tensions continue to shape market dynamics despite encouraging progress early in Q4. The Trump Administration brokered a peace plan between Israel and Hamas aimed at ending hostilities, though the reopening of Red Sea to commercial traffic will take time. Meanwhile, China introduced port fees on US-owned or operated vessels in response to USTR measures, effective October 14, but these were suspended for one year at the end of that month. While the direct impact on product tankers is limited, these developments highlight the persistent uncertainty and the influence of geopolitics on trade flows and market sentiment.

Supply Outlook

The supply outlook remains constructive. Fleet growth in Q3 was minimal despite ongoing newbuild deliveries, with the orderbook-to-fleet ratio declining to about 18% as of November 2025. Limited growth was driven by continued vessel sanctions and the shift of LR2s into dirty trading, which tightened supply in the clean product segment. Ship supply crossing over from the crude sector has also fallen sharply in Q4, supported by a robust crude market, further restricting available tonnage.

Forward View

Looking ahead to the remainder of 2025 and into 2026, the product tanker market appears well-positioned for a strong winter season. However, several key factors including trade policy shifts, evolving oil trade routes, sanctions, and ongoing geopolitical tensions will continue to shape market conditions and influence overall dynamics.

Key Figures

USD million	Q1 2025	Q2 2025	Q3 2025	YTD 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	366.5	1,053.4
Profit before tax	64.6	78.0	92.2	234.8
Profit for the period	63.2	75.3	91.5	230.0
Financial items	(13.9)	(8.1)	(13.3)	(35.3)
Share of profit from joint ventures	3.0	3.0	4.4	10.3
TCE income[1]	218.8	231.2	247.0	696.9
Adjusted EBITDA[1]	125.1	134.2	150.5	409.7
Balance Sheet
Total assets	3,696.4	3,669.9	3,570.1	3,570.1
Total liabilities	1,418.0	1,369.5	1,239.5	1,239.5
Total equity	2,278.4	2,300.4	2,330.7	2,330.7
Cash at bank and on hand[2]	188.1	194.0	132.5	132.5
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	15.9%	13.4%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	12.8%	11.0%
Equity ratio	61.6%	62.7%	65.3%	65.3%
Net loan-to-value (LTV) ratio[5]	24.1%	24.1%	20.5%	20.5%

For the 3 months ended 30 September 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	55	24	111
Total operating days[9]	545	2,174	4,824	1,942	9,485
Total calendar days (excluding TC-in)	552	2,164	4,493	2,208	9,417
TCE (USD per operating day)[1]	36,527	29,229	24,785	22,648	26,040
Spot TCE (USD per operating day)[1]	37,625	29,404	24,683	22,699	26,219
TC-out TCE (USD per operating day)[1]	31,126	27,367	25,080	22,289	25,252
OPEX (USD per calendar day)[10]	8,459	8,515	8,476	8,371	8,459
G&A (USD per operating day)[11]					1,220

1 See Non-IFRS Measures Section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels and excluding three MRs classified as assets held for sale.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.1470 per share. The record date will be 9 December 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 8 December 2025 and a payment date on, or about, 19 December 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be 9 December 2025, with a payment date on, or about, 16 December 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on 1 December 2025.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 1 December 2025

Meeting ID: 373 112 852 629 17

Passcode: 5VN2Di2s
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Dial in by phone: +45 32 72 66 19,,576208826# Denmark, All locations
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Phone conference ID: 576 208 826#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 September 2025 and 30 September 2024.

	For the 3 months ended 30 September 2025 USD’000	For the 3 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2025 USD’000	For the 9 months ended 30 September 2024 USD’000
Profit for the financial period	91,503	215,635	230,028	694,403
Income tax expense	699	1,164	4,778	4,479
Depreciation charge of property, plant and equipment	51,969	53,516	152,471	161,904
Amortisation charge of intangible assets	107	108	319	695
Gain on disposal of assets	(2,769)	(15,621)	(2,769)	(15,521)
Share of profit of equity-accounted investees, net of tax	(4,351)	(4,072)	(10,344)	(19,914)
Interest income	(2,746)	(4,455)	(8,830)	(11,739)
Interest expense	9,992	9,688	36,828	38,730
Capitalised financing fees written off	1,528	406	2,320	2,069
Other finance expense	4,545	645	4,943	6,043
Adjusted EBITDA	150,477	257,014	409,744	861,149

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2025	For the 3 months ended 30 September 2024	For the 9 months ended 30 September 2025	For the 9 months ended 30 September 2024
Revenue (Hafnia Vessels and TC Vessels)	366,505	497,889	1,053,412	1,582,779
Revenue (External Vessels in Disponent-Owner Pools)	220,377	221,842	635,535	753,007
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,505)	(136,331)	(356,503)	(425,060)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(80,240)	(80,324)	(249,412)	(248,807)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(140,137)	(141,518)	(386,123)	(504,200)
TCE income	247,000	361,558	696,909	1,157,719
Operating days	9,485	10,776	28,453	31,867
TCE income per operating day	26,040	33,549	24,493	36,330

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2025	For the 3 months ended 30 September 2024	For the 9 months ended 30 September 2025	For the 9 months ended 30 September 2024
Revenue (Hafnia Vessels and TC Vessels)	366,505	497,889	1,053,412	1,582,779
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,505)	(136,331)	(356,503)	(425,060)
TCE income	247,000	361,558	696,909	1,157,719
Operating days	9,485	10,776	28,453	31,867
TCE income per operating day	26,040	33,549	24,493	36,330

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

•	changes in expected trends in recycling of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.